U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number:  000-1492617

☐Form 10-K     ☐Form 20-F     ☐Form 11-K   ☒Form 10-Q    ☐Form 10-D   ☐Form N-SAR    ☐ Form N-CSR

For period ended: March 31, 2022

☐ Transition Report on Form 10-K
☐Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐Transition Report on Form 10-Q
☐Transition Report on Form N-SAR
   For the Transition Period Ended:   N/A

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION
The Healing Company Inc.
Full Name of Registrant

Former Name if Applicable:   N/A

11th Floor, Ten Grand Street,
Address of Principal Executive Office (Street and Number):

Brooklyn, New York 11249
City, State and Zip Code

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

☒ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐ (c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

PART III - NARRATIVE

The Healing Company Inc. (the “Registrant”) is unable to timely file its Quarterly Report on Form 10-Q for the period ended March 31, 2022 without unreasonable effort and expense.  The delay in completion of the compilation of the financial data for our quarterly report is a result of the recent acquisition of a business operating in Germany for which the Company requires additional time to review and finalize consolidated financial statements, and for the Registrant’s registered public accounting firm complete its review of the Registrant’s financial statements. The Registrant expects to file the Form 10-Q on or before Monday, May 23, 2022.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Simon Belsham	(866)	241-0670
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes  ☒ No ☐
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes  ☒ No   ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of the increased operations of the Company in the most recent quarter ended March 31, 2022, including management fees, professional fees, consulting fees and operational overhead, as well as the recent acquisition of NOEO GmbH, a German company (“NOEO”) operating in the wellness segment and currently focused on three key products which include mushroom joint, memory and digestive complexes, completed on March 10, 2022, the Company is expecting to record a substantive increase to net losses during the nine months ended March 31, 2022 as compared to losses reported in the nine months ended March 31, 2021 of $11,833. As the Company is actively working to complete the consolidation of its operations with those of NOEO we can not yet quantitively state the exact amount of the increase to the period over period net loss, but anticipate losses for the current quarter ended March 31, 2022, to be approximately $1.5 million.

The Healing Company Inc.
 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 16, 2022	By:	/s/ Lee Larson Elmore
Lee Larson Elmore

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